                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                 -----------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 U.S. PAWN, INC.
                                (Name of Issuer)

                           Common Stock, No par value
                           (Title Class of Securities)

                                   912-33-000
                                 (CUSIP Number)

                               Chase A. Caro, Esq.
                              Caro & Graifman, P.C.
                              The Lincoln Building
                               60 East 42nd Street
                            New York, New York 10165
                                 (212) 682-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 12, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Colin, Winthrop & Co., Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ x ]
                                                                (b) [___]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [___]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           |        7.      SOLE VOTING POWER
    NUMBER OF              |                         9,932
     SHARES                |----------------------------------------------------
  BENEFICIALLY             |        8.      SHARED VOTING POWER
    OWNED BY               |                         - 0 -
      EACH                 |----------------------------------------------------
   REPORTING               |        9.      SOLE DISPOSITIVE POWER
    PERSON                 |                         9,932
     WITH                  |----------------------------------------------------
                           |        10.     SHARED DISPOSITIVE POWER
                           |                         - 0 -
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,932 Shares (See Item 5)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                                    [___]
--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.26%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

          CO, BD
--------------------------------------------------------------------------------



                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          European Community Capital, LTD.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ x ]
                                                                (b) [___]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

          Not Applicable
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [___]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                           |        7.      SOLE VOTING POWER
    NUMBER OF              |                         - 0 -
     SHARES                |----------------------------------------------------
  BENEFICIALLY             |        8.      SHARED VOTING POWER
    OWNED BY               |                         - 0 -
      EACH                 |----------------------------------------------------
   REPORTING               |        9.      SOLE DISPOSITIVE POWER
     PERSON                |                         - 0 -
     WITH                  |----------------------------------------------------
                           |        10.     SHARED DISPOSITIVE POWER
                           |                         - 0 -

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 Shares (See Item 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                                    [___]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

          CO, BD
--------------------------------------------------------------------------------


                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Shelter Rock Securities Corporation.
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ x ]
                                                                (b) [___]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [___]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           |        7.      SOLE VOTING POWER

    NUMBER OF              |                         10,000
     SHARES                |----------------------------------------------------
  BENEFICIALLY             |        8.      SHARED VOTING POWER
    OWNED BY               |                          - 0 -
      EACH                 |----------------------------------------------------
   REPORTING               |        9.      SOLE DISPOSITIVE POWER
    PERSON                 |                         10,000
     WITH                  |----------------------------------------------------
                           |        10.     SHARED DISPOSITIVE POWER
                           |                         - 0 -
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,000 Shares (See Item 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                                    [___]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.27%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------



                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sidney Gluck, ###-##-####
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ x ]
                                                                (b) [___]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

          PF

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [___]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                           |        7.      SOLE VOTING POWER
    NUMBER OF              |                         23,500
     SHARES                |----------------------------------------------------
  BENEFICIALLY             |        8.      SHARED VOTING POWER
   OWNED BY                |                         - 0 -
      EACH                 |----------------------------------------------------
   REPORTING               |        9.      SOLE DISPOSITIVE POWER
    PERSON                 |                         23,500

     WITH                  |----------------------------------------------------
                           |        10.     SHARED DISPOSITIVE POWER
                           |                         - 0 -
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          23,500 shares (See Item 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                                    [___]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.62%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------



                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Deedee Honigsfeld, ###-##-####

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ x ]
                                                                (b) [___]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

          PF

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [___]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                           |        7.      SOLE VOTING POWER
    NUMBER OF              |                         25,000
     SHARES                |----------------------------------------------------
  BENEFICIALLY             |        8.      SHARED VOTING POWER
   OWNED BY                |                           - 0 -
      EACH                 |----------------------------------------------------
   REPORTING               |        9.      SOLE DISPOSITIVE POWER
    PERSON                 |                         25,000
     WITH                  |----------------------------------------------------
                           |        10.     SHARED DISPOSITIVE POWER
                           |                            - 0 -
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,000 shares (See Item 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                                    [___]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.67%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------



                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Rodney Smith, ###-##-####
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ x ]
                                                                (b) [___]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [___]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                           |        7.      SOLE VOTING POWER
    NUMBER OF              |                         250,000
     SHARES                |----------------------------------------------------
  BENEFICIALLY             |        8.      SHARED VOTING POWER
    OWNED BY               |                           - 0 -
      EACH                 |----------------------------------------------------
   REPORTING               |        9.      SOLE DISPOSITIVE POWER
    PERSON                 |                         250,000
     WITH                  |----------------------------------------------------
                           |        10.     SHARED DISPOSITIVE POWER
                           |                            - 0 -
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          250,000 shares (See Item 5)

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                                    [___]
--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------


                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Jack Skidell
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ x ]
                                                                (b) [___]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [___]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                           |        7.      SOLE VOTING POWER
    NUMBER OF              |                         16,687

     SHARES                |----------------------------------------------------
  BENEFICIALLY             |        8.      SHARED VOTING POWER

    OWNED BY               |                         - 0 -
      EACH                 |----------------------------------------------------
   REPORTING               |        9.      SOLE DISPOSITIVE POWER
    PERSON                 |                         16,687
     WITH                  |----------------------------------------------------
                           |        10.     SHARED DISPOSITIVE POWER
                           |                         - 0 -
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,687 shares (see Item 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                                    [___]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.44%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------



                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Anthony P. Balestrieri
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ x ]
                                                                (b) [___]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [___]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                           |        7.      SOLE VOTING POWER
    NUMBER OF              |                         68,000
     SHARES                |----------------------------------------------------
  BENEFICIALLY             |        8.      SHARED VOTING POWER
   OWNED BY                |                           - 0 -
      EACH                 |----------------------------------------------------
   REPORTING               |        9.      SOLE DISPOSITIVE POWER
    PERSON                 |                         68,000
     WITH                  |----------------------------------------------------
                           |        10.     SHARED DISPOSITIVE POWER
                           |                           - 0 -
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          68,000 shares (See Item 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                                    [___]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.81%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------


                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Claudia D. Schoenle, ###-##-####
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ x ]
                                                                (b) [___]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [___]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                           |        7.      SOLE VOTING POWER
    NUMBER OF              |                         23,500
     SHARES                |----------------------------------------------------
  BENEFICIALLY             |        8.      SHARED VOTING POWER
   OWNED BY                |                           - 0 -
      EACH                 |----------------------------------------------------
   REPORTING               |        9.      SOLE DISPOSITIVE POWER
    PERSON                 |                         23,500
     WITH                  |----------------------------------------------------
                           |        10.     SHARED DISPOSITIVE POWER
                           |                           - 0 -
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          23,500 shares (See Item 5)
--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

     SHARES
                                                                    [___]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.62%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------


                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Fred & Claudia D. Schoenle, jointly, ###-##-####, ###-##-####
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ x ]
                                                                (b) [___]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [___]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------

                           |        7.      SOLE VOTING POWER
    NUMBER OF              |                            - 0 -
     SHARES                |----------------------------------------------------
  BENEFICIALLY             |        8.      SHARED VOTING POWER

   OWNED BY                |                           23,000
      EACH                 |----------------------------------------------------
   REPORTING               |        9.      SOLE DISPOSITIVE POWER
    PERSON                 |                            - 0 -
     WITH                  |----------------------------------------------------
                           |        10.     SHARED DISPOSITIVE POWER
                           |                           23,000
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          23,000 shares (See Item 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                                    [___]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.61%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------



                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Fred Schoenle, ###-##-####
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ x ]
                                                                (b) [___]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

          PF

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [___]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                           |        7.      SOLE VOTING POWER
    NUMBER OF              |                         7,500
     SHARES                |----------------------------------------------------
  BENEFICIALLY             |        8.      SHARED VOTING POWER
    OWNED BY               |                           - 0 -
      EACH                 |----------------------------------------------------
   REPORTING               |        9.      SOLE DISPOSITIVE POWER
    PERSON                 |                         7,500
     WITH                  |----------------------------------------------------
                           |        10.     SHARED DISPOSITIVE POWER
                           |                           - 0 -
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,500 shares (See Item 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                                    [___]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.20%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gary Mason, ###-##-####
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ x ]

                                                                (b) [___]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [___]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                           |        7.      SOLE VOTING POWER
    NUMBER OF              |                         18,000
     SHARES                |----------------------------------------------------
  BENEFICIALLY             |        8.      SHARED VOTING POWER
    OWNED BY               |                           - 0 -
      EACH                 |----------------------------------------------------
   REPORTING               |        9.      SOLE DISPOSITIVE POWER
    PERSON                 |                         18,000
     WITH                  |----------------------------------------------------
                           |        10.     SHARED DISPOSITIVE POWER
                           |                           - 0 -
--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          18,000 shares (See Item 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                                    [___]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.48%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------




                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John Stamm, ###-##-####
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ x ]
                                                                (b) [___]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                    [___]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                           |        7.      SOLE VOTING POWER
    NUMBER OF              |                         32,000
     SHARES                |----------------------------------------------------
  BENEFICIALLY             |        8.      SHARED VOTING POWER
    OWNED BY               |                           - 0 -
      EACH                 |----------------------------------------------------
   REPORTING               |        9.      SOLE DISPOSITIVE POWER
    PERSON                 |                         32,000
     WITH                  |----------------------------------------------------
                           |        10.     SHARED DISPOSITIVE POWER
                           |                           - 0 -
 - 0 -
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          32,000 shares (See Item 5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                                    [___]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.85%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------



                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  David Stetson
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ x ]
                                                                (b) [___]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

          Not Applicable
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [___]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------

                           |        7.      SOLE VOTING POWER
    NUMBER OF              |                           - 0 -
     SHARES                |----------------------------------------------------
  BENEFICIALLY             |        8.      SHARED VOTING POWER
    OWNED BY               |                           - 0 -
      EACH                 |----------------------------------------------------
   REPORTING               |        9.      SOLE DISPOSITIVE POWER
    PERSON                 |                           - 0 -
     WITH                  |----------------------------------------------------
                           |        10.     SHARED DISPOSITIVE POWER
                           |                           - 0 -
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0 shares
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                                    [___]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%
--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

Item 1. Security and Issuer.

     This statement relates to common stock, no par value ("Common Stock"), of U.S. Pawn, Inc. ("Issuer"), a Colorado corporation, whose principal executive office is located at 7215 Lowell Boulevard, Westminster, CO 80030.

Item 2. Identity and Background.

     (a) Name: European Community Capital, Ltd. ("ECC")

     (b) Business Address: 300 Old Country Road, Suite 241, Mineola, NY 11501.

     (c) Principal Business: ECC is a broker-dealer and investment banker.

     (d) During the last five years, ECC has not been convicted in any criminal proceeding, except as listed on "Schedule A" annexed hereto.

     (e) During the last five years, ECC has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against them or enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws except as listed on "Schedule A" annexed hereto.

     (f) New York

     The identity and background of each of the executive officers, directors and/or controlling persons of ECC ("ECC Executives") is discussed directly below. The names of the Executives are Gregory Small and Jeffrey Lefkowitz. The business address of each of the foregoing persons is E.C. Capital, Ltd., 300 Old Country Road, Suite 241, Mineola, NY 11501.

     The present principal occupation of each of the Executives are set forth below:

     Name                                  Present Principal Occupation
     ----                                  ----------------------------
     Greg Small                            Chairman of the Board of Directors
     Jeffery Lefkowitz                     President

                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

     Each of the Executives are employed by ECC, an investment banker, broker-dealer, located at 300 Old Country Road, Suite 241, Mineola, NY 11501.

     During the last five years, none of the Executives has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), except for those listed on "Schedule A" annexed hereto.

     During the last five years, none of the Executives has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws, except as listed in "Schedule A" annexed hereto.

     Each of the Executives is a citizen of the United States.

     ---------------------------------------------------------------------------

     (a) Name: Colin, Winthrop & Co., Inc. ("CW")

     (b) Business Address: 500 North Broadway, Suite 159, Jericho, NY 11753.

     (c) Principal Business: CW is a broker-dealer and investment banker.

     (d) During the last five years, CW has not been convicted in any criminal proceeding.

     (e) During the last five years, CW has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against them or enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except for those listed on "Schedule B" annexed hereto.

     (f) New York

     The identity and background of each of the executive officers, directors and/or controlling persons of CW ("CW Executives") is discussed directly below. The name of the

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 912-33-000
--------------------------------

     only Executive is Jack Skidell. The business address of the foregoing person is Colin, Winthrop & Co., Inc., 500 North Broadway, Suite 159, Jericho, NY 11753.

     The present principal occupation of the Executive is set forth below:

     Name                                   Present Principal Occupation
     ----                                   ----------------------------

     Jack Skidell                           President of CW

     The Executive is employed by CW, an investment banker, broker-dealer, located at 500 North Broadway, Suite 159, Jericho, NY 11753.

     During the last five years, the Executive has not been convicted in any criminal proceeding, (excluding traffic violations or similar misdemeanors).

     During the last five years, the Executive has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws, except as listed in "Schedule B" annexed hereto.

     The Executive is a citizen of the United States.

     ---------------------------------------------------------------------------

     (a) Name: Shelter Rock Securities Corp., ("SRS")

     (b) Business Address: 500 North Broadway, Suite 159, Jericho, NY 11753.

     (c) Principal Business: SRS ceased to do business as a broker-dealer and investment banker in 1990, and does not currently conduct any business. SRS was the sole under-writer of U.S. Pawn.

     (d) During the last five years, SRS has not been convicted in any criminal proceeding.

     (e) During the last five years, SRS has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment,

                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

     decree or final order against them or enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) New York

     The identity and background of each of the executive officers, directors and/or controlling persons of SRS ("SRS Executives") is discussed directly below. The name of the only Executive is Jack Skidell. The business address of the foregoing person is Colin, Winthrop & Co., Inc., 500 North Broadway, Suite 159, Jericho, NY 11753.

     The present principal occupation of each of the Executives are set forth below:

     Name                                    Present Principal Occupation
     ----                                    ----------------------------

     Jack Skidell                            President of CW

     The Executive is employed by CW, an investment banker, broker-dealer, located at 500 North Broadway, Suite 159, Jericho, NY 11753.

     During the last five years, the Executive has not been convicted in any criminal proceeding, (excluding traffic violations or similar misdemeanors).

     During the last five years, the Executive has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws, except as listed in "Schedule B" annexed hereto.

     The Executive is a citizen of the United States.

     ---------------------------------------------------------------------------

     (a) Name: Sidney Gluck, ("Gluck");

     (b) Residence: 190 E. 72nd Street, New York, New York 10021

                                  SCHEDULE 13D


--------------------
CUSIP No. 912-33-000
--------------------

     (c) Present principal occupation: Diamond salesperson Company name and address: Gluck & Co., 1510 West 47th Street, New York, New York 10036 Principal business: Diamond sales

     (d) During the last five years, Mr. Gluck has not been convicted in any criminal proceeding.

     (e) During the last five years, Mr. Gluck has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him or enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) United States

     ---------------------------------------------------------------------------

     (a)  Name: Deedee Honigsfeld, ("Honigsfeld");

     (b)  Residence: 969 East End Street, Woodmere, New York 11598

     (c) Present principal occupation: Homemaker Company name and address: Not Applicable Principal business: Not Applicable

     (d) During the last five years, Ms. Honigsfeld has not been convicted in any criminal proceeding.

     (e) During the last five years, Ms. Honigsfeld has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against her or enjoining her from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States

     ---------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------



     (a)  Name: Rodney Smith, ("Smith");

     (b)  Residence: 3501 Wynnwood Street, Tyler, TX 75711

     (c)  Present principal occupation: Money Manager/President
          Company name and address: International Celebrity House, Inc. P.O. Box 7022, Tyler, TX 75711
          Principal business: Investment Services

     (d) During the last five years, Mr. Smith has not been convicted in any criminal proceeding.

     (e) During the last five years, Mr. Smith has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him or enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States

     ---------------------------------------------------------------------------

     (a)  Name: Jack Skidell, ("Skidell");

     (b)  Residence:112 Foxwood Drive, Jericho, NY 11753

     (c) Present principal occupation: President of securities firm. Company name and address: Colin, Winthrop & Co., Inc.,
          500 North Broadway, Suite 159, Jericho, NY 11753
          Principal business: broker-dealers

     (d) During the last five years, Mr. Skidell has not been convicted in any criminal proceeding.

     (e) During the last five years, Mr. Skidell has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him or enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or

                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

     finding any violation with respect to such laws, except as stated in

     "Schedule B" annexed hereto.

     (f)  United States

     ---------------------------------------------------------------------------

     (a)  Name: Anthony Balestrieri, ("Balestrieri");

     (b)  Residence: 45 Hansel Road, Murry Hill, NJ 07974

     (c) Present principal occupation: Money manager, Company name and address: William, Witter Inc.,
          153 East 53rd Street, New York, New York, 10022
          Principal business: Investment Services

     (d) During the last five years, Mr. Balestrieri has not been convicted in any criminal proceeding.

     (e) During the last five years, Mr. Balestrieri has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him or enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) United States

     ---------------------------------------------------------------------------

     (a)  Name: Fred Schoenle, ("Mr. Schoenle");

     (b)  Residence: 1348 Gates Circle, Yardley, PA 19067

     (c)  Present principal occupation: Retired
          Company name and address: Not Applicable
          Principal business: Not Applicable

     (d) During the last five years, Mr. Schoenle has not been convicted in any criminal proceeding.

                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

     (e) During the last five years, Mr. Schoenle has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him or enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States

     ---------------------------------------------------------------------------

     (a)  Name: Claudia D. Schoenle, ("Ms. Schoenle");

     (b)  Residence: 1348 Gates Circle, Yardley, PA 19067

     (c)  Present principal occupation: Secretary
          Company name and address: Janssen Research Foundation,
          125 Trenton Harbourton Road, Titusville, NJ 08560
          Principal business: Research

     (d) During the last five years, Ms. Schoenle has not been convicted in any criminal proceeding.

     (e) During the last five years, Ms. Schoenle has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against her or enjoining her from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States

     ---------------------------------------------------------------------------

     (a)  Name: Gary Mason, ("Mason");

     (b)  Residence:7235 Royal Street West, Apartment No. 28, Park City, UT
          84060

     (c) Present principal occupation: Owner of Construction Company Company name and address: Coastal Pacific Construction Co., 7235 Royal Street West, Apartment No. 28, Park City, UT 84060

                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

          Principal business: Construction

     (d) During the last five years, Mr. Mason has not been convicted in any criminal proceeding.


     (e) During the last five years, Mr. Mason has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him or enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States

     ---------------------------------------------------------------------------

     (a)  Name: John Stamm, ("Stamm");

     (b)  Residence: 62-52 80th Road, Flushing, New York 11385

     (c)  Present principal occupation: Analyst
          Company name and address: New York Mercantile Exchange,
          1 North End Avenue, New York, New York 10282
          Principal business: Mercantile Exchange

     (d) During the last five years, Mr. Stamm has not been convicted in any criminal proceeding.

     (e) During the last five years, Mr. Stamm has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him or enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States

     ---------------------------------------------------------------------------

         (a) Name:  David Stetson,  ("Stetson");

                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

     (b)  Residence: 439 Centre Island Road, Centre Island, NY 11771

     (c)  Present principal occupation: broker-dealer
          Company name and address: E.C. Capital, Ltd.,
          300 Old Country Road, Suite 241, Mineola, NY 11501.
          Principal business: broker-dealer

     (d)  During the last five years, Mr. Stetson has not been convicted in any criminal proceeding.

     (e) During the last five years, Mr. Stetson has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him or enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws other than those listed on "Schedule A" attached hereto.

     (f)  United States

Item 3. Source and Amount of Funds or other Consideration.


          All 23,500 of the shares directly owned by Mr. Gluck individually were purchased for cash.

          ----------------------------------------------------------------------

          All 25,000 of the shares directly owned by Ms. Honigsfeld individually were purchased for cash.

          ----------------------------------------------------------------------

          All 250,000 of the shares directly owned by Mr. Smith individually were purchased for cash.

          ----------------------------------------------------------------------

          All 10,000 of the shares directly owned by Mr. Skidell individually were

                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

          purchased for cash

          ----------------------------------------------------------------------

          All 68,000 of the shares directly owned by Mr. Balestrieri individually were purchased for cash.

          ----------------------------------------------------------------------

          All 23,500 of the shares directly owned by Ms. Schoenle individually were purchased for cash.


          ----------------------------------------------------------------------

          All 23,000 of the shares directly owned by Ms. Schoenle and Mr. Schoenle jointly were purchased for cash.

          ----------------------------------------------------------------------

          All 7,500 of the shares directly owned by Mr. Schoenle individually were purchased for cash

          ----------------------------------------------------------------------

          All 18,000 of the shares directly owned by Mr. Mason individually were purchased for cash

          ----------------------------------------------------------------------

          All 32,000 of the shares directly owned by Mr. Stamm individually were purchased for cash

          ----------------------------------------------------------------------

          Mr. Stetson does not own any of the Issuer's stock

          ----------------------------------------------------------------------

          ECC, a registered broker-dealer which makes a market in the Issuer's stock, does not own any of the Issuer's stock

          ----------------------------------------------------------------------

          WC, a registered broker-dealer which makes a market in the Issuer's stock, owns 9,932 shares. All such shares were purchased for cash.

          ----------------------------------------------------------------------

          SRS was a registered broker-dealer which ceased to do business in 1990. SRS

                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

          owns 10,000 shares. All such shares were purchased for cash.

          ----------------------------------------------------------------------


Item 4. Purpose of Transactions.

     Mr. Gluck, Ms. Honigsfeld, Mr. Smith, Mr. Skidell, Mr. Balestrieri, Ms. Schoenle individually, Mr. Schoenle individually, Mr. and Ms. Schoenle jointly, Mr. Mason, and Mr. Stamm acquired the above referenced shares of the Issuer for investment purposes. None of the above listed reporting persons, nor Mr. Stetson, have any plans or proposals which relate to or which would result in any of the actions specified in clauses (a), (b), (c), (e), (f), (h), (i), or
(j) of Item 4 of Schedule 13D.

     CW has acquired the above mentioned shares in order to obtain an equity position in the Issuer for investment purposes. CW is a broker dealer registered under Section 15 of the Securities Exchange Act of 1934, and is currently a market maker of the Issuer's Common Stock. Accordingly, as broker-dealer for its own account, and for the accounts of others, CW has no present plans with respect to the securities which related to, or would result in: an extraordinary corporate transaction, such as a merger or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any material change in the present capitalization or dividend policy of the Issuer; and other material change in the Issuer's business or corporate structure; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities and Exchange Act of 1934; or any action similar to the above.

     SRS acquired the above mentioned shares of the Issuer for investment purposes. SRS was a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 which voluntarily ceased to do business as a broker-dealer in 1990. SRS has no present plans with respect to the securities which related to or would result in: an extraordinary corporate transaction, such as a merger or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any material change in the present capitalization or dividend policy of the Issuer; and other material change in the Issuer's business or corporate structure; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities and Exchange Act of 1934; or any action similar to the above.

                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------



     ECC is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, and is currently a market maker of the Issuer's Common Stock. ECC does not own any of the Issuer's stock. Accordingly, as broker-dealer for the account of others, ECC has no present plans with respect to the securities which related to or would result in: an extraordinary corporate transaction, such as a merger or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any material change in the present capitalization or dividend policy of the Issuer; and other material change in the Issuer's business or corporate structure; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities and Exchange Act of 1934; or any action similar to the above.

     With respect to clauses (d) and (g) of Item 4 of Schedule 13D the above listed reporting persons intend to make changes to the present board of directors and management of the Issuer, specifically, they intend to remove several or all members of the current board of directors. In addition, the reporting persons may take action to impede the acquisition of control of the Issuer by any other person.


Item 5. Interest in Securities of the Issuer.

          ----------------------------------------------------------------------

          (a) As of the date of this Schedule 13D, Sidney Gluck beneficially owns 23,500 shares of Common Stock or approximately 0.62% of the outstanding shares (based on shares of Common Stock). As reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997, the Issuer had 3,763,912 shares of Common Stock, No Par Value outstanding as of August 14, 1997.

          (b) Mr. Gluck has sole voting and dispositive powers with respect to the shares of Common Stock which he is deemed to beneficially own as of the date of this Schedule 13D.

          (c) No transactions were effected during this time period

          (d) No such person exists

                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------


          (e) Not Applicable

          ----------------------------------------------------------------------


          (a) As of the date of this Schedule 13D, Deedee Honigsfeld beneficially owns 25,000 shares of Common Stock or approximately 0.67% of the outstanding shares (based on shares of Common Stock). As reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997, the Issuer had 3,763,912 shares of Common Stock, No Par Value outstanding as of August 14, 1997.

          (b) Ms. Honigsfeld has sole voting and dispositive powers with respect to the shares of Common Stock which she is deemed to beneficially own as of the date of this Schedule 13D.

          (c) No transactions were effected during this time period

          (d) No such person exists

          (e) Not Applicable

          ----------------------------------------------------------------------

          (a) As of the date of this Schedule 13D, Rodney Smith beneficially owns 250,000 shares of Common Stock or approximately 6.6% of the outstanding shares (based on shares of Common Stock). As reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997, the Issuer had 3,763,912 shares of Common Stock, No Par Value outstanding as of August 14, 1997.

          (b) Mr. Smith has sole voting and dispositive powers with respect to the shares of Common Stock which he is deemed to beneficially own as of the date of this Schedule 13D.

          (c) No transactions were effected during this time period

          (d) No such person exists

                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

          (e) Not Applicable

          ----------------------------------------------------------------------

          (a) As of the date of this Schedule 13D, Jack Skidell beneficially owns 16,687 shares of Common Stock or approximately 0.44% of the outstanding shares (based on shares of Common Stock). As reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997, the Issuer had 3,763,912 shares of Common Stock, No Par Value outstanding as of August 14, 1997.

          (b) Mr. Skidell has sole voting and dispositive powers with respect to the shares of Common Stock which he is deemed to beneficially own as of the date of this Schedule 13D.

          (c) No transactions were effected during this time period

          (d) No such person exists

          (e) Not Applicable

          ----------------------------------------------------------------------

          (a) As of the date of this Schedule 13D, Anthony P. Balestrieri beneficially owns 68,000 shares of Common Stock or approximately 1.81% of the outstanding shares (based on shares of Common Stock). As reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997, the Issuer had 3,763,912 shares of Common Stock, No Par Value outstanding as of August 14, 1997.

          (b) Mr. Balestrieri has sole voting and dispositive powers with respect to the shares of Common Stock which he is deemed to beneficially own as of the date of this Schedule 13D.

          (c) No transactions were effected during this time period

          (d) No such person exists.

                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

          (e) Not Applicable

          ----------------------------------------------------------------------

          (a) As of the date of this Schedule 13D, Claudia D. Schoenle beneficially owns 23,500 shares individually of Common Stock or approximately 0.62% of the outstanding shares (based on shares of Common Stock). As reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997, the Issuer had 3,763,912 shares of Common Stock, No Par Value outstanding as of August 14, 1997.


          (b) Ms. Schoenle has sole voting and dispositive powers with respect to the shares of Common Stock which she is deemed to beneficially own individually as of the date of this Schedule 13D.

          (c) No transactions were effected during this time period

          (d) No such person exists.

          (e) Not Applicable

          ----------------------------------------------------------------------

          (a) As of the date of this Schedule 13D, Fred Schoenle beneficially owns 7,500 shares individually of Common Stock or approximately 0.20% of the outstanding shares (based on shares of Common Stock). As reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997, the Issuer had 3,763,912 shares of Common Stock, No Par Value outstanding as of August 14, 1997.

          (b) Mr. Schoenle has sole voting and dispositive powers with respect to the shares of Common Stock which he is deemed to beneficially own individually as of the date of this Schedule 13D.

          (c) No transactions were effected during this time period

          (d) No such person exists.

                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
---------------------

          (e) Not Applicable

          ----------------------------------------------------------------------

          (a) As of the date of this Schedule 13D, Claudia D. and Fred Schoenle beneficially own 23,000 shares jointly of Common Stock or approximately 0.61% of the outstanding shares (based on shares of Common Stock). As reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997, the Issuer had 3,763,912 shares of Common Stock, No Par Value outstanding as of August 14, 1997.

          (b) Mr. and Ms. Schoenle have sole voting and dispositive powers with respect to the shares of Common Stock which they are deemed to beneficially own jointly as of the date of this Schedule 13D.


          (c) No transactions were effected during this time period

          (d) No such person exists.

          (e) Not Applicable

          ----------------------------------------------------------------------

          (a) As of the date of this Schedule 13D, Gary Mason beneficially owns 18,000 shares of Common Stock or approximately 0.48% of the outstanding shares (based on shares of Common Stock). As reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997, the Issuer had 3,763,912 shares of Common Stock, No Par Value outstanding as of August 14, 1997.

          (b) Mr. Mason has sole voting and dispositive powers with respect to the shares of Common Stock which he is deemed to beneficially own as of the date of this Schedule 13D.

          (c) No transactions were effected during this time period

          (d) No such person exists.

                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

          (e) Not Applicable

          ----------------------------------------------------------------------

          (a) As of the date of this Schedule 13D, John Stamm beneficially owns 32,000 shares of Common Stock or approximately 0.85% of the outstanding shares (based on shares of Common Stock). As reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997, the Issuer had 3,763,912 shares of Common Stock, No Par Value outstanding as of August 14, 1997.

          (b) Mr. Stamm has sole voting and dispositive powers with respect to the shares of Common Stock which he is deemed to beneficially own as of the date of this Schedule 13D.

          (c) No transactions were effected during this time period

          (d) No such person exists.

          (e) Not Applicable


          ----------------------------------------------------------------------

          (a) As of the date of this Schedule 13D, David Stetson beneficially owns 0 shares of Common Stock or approximately 0% of the outstanding shares (based on shares of Common Stock). As reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997, the Issuer had 3,763,912 shares of Common Stock, No Par Value outstanding as of August 14, 1997.

          (b) Not Applicable

          (c) Not Applicable

          (d) Not Applicable

          (e) Not Applicable

          ----------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

          (a) As of the date of this Schedule 13D, CW beneficially owns 9,932 shares of Common Stock or approximately 0.26% of the outstanding shares (based on shares of Common Stock). As reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997, the Issuer had 3,763,912 shares of Common Stock, No Par Value outstanding as of August 14, 1997.

          (b) CW has sole voting and dispositive powers with respect to the shares of Common Stock which it is deemed to beneficially own as of the date of this Schedule 13D.

          (c) No transactions were effected during this time period

          (d) No such person exists.

          (e) Not Applicable

          ----------------------------------------------------------------------

          (a) As of the date of this Schedule 13D, SRS beneficially owns 10,000 shares of Common Stock or approximately 0.27% of the outstanding shares (based on shares of Common Stock). As reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997, the Issuer had 3,763,912 shares of Common Stock, No Par Value outstanding as of August 14, 1997.


          (b) SRS has sole voting and dispositive powers with respect to the shares of Common Stock which it is deemed to beneficially own as of the date of this Schedule 13D.

          (c) No transactions were effected during this time period

          (d) No such person exists.

          (e) Not Applicable

          ----------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------

          (a) As of the date of this Schedule 13D, ECC beneficially owns 0 shares of Common Stock or approximately 0% of the outstanding shares (based on shares of Common Stock). As reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1997, the Issuer had 3,763,912 shares of Common Stock, No Par Value outstanding as of August 14, 1997.

          (b) Not Applicable

          (c) Not Applicable

          (d) Not Applicable

          (e) Not Applicable

          ----------------------------------------------------------------------

Item 6.   Contracts, Agreements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     The reporting persons named in Item 2 herein agree that the present members of the Issuer's board of directors are acting in a manner inconsistent with maximizing the market price of the Issuer's stock. Accordingly, the above listed reporting persons have agreed to demand a shareholders meeting and to vote for the removal of members of the present board of directors. Said agreement is not in writing.

Item 7. Materials to be Filed as Exhibits.

     No exhibits are required to be filed as part of this schedule 13D.


Dated:  August 21, 1997                                _________________________
                                                       Sidney Gluck


Dated:  August 21, 1997                                _________________________
                                                       Deedee Honigsfeld

                                  SCHEDULE 13D


--------------------
CUSIP No. 912-33-000
--------------------

Dated:  August 21, 1997            _________________________
                                   Rodney Smith


Dated:  August 21, 1997            _________________________
                                   Anthony P. Balestrieri


Dated:  August 21, 1997            _________________________
                                   Claudia D. Schoenle


Dated:  August 21, 1997            _________________________
                                   Fred Schoenle


Dated:  August 21, 1997            _________________________
                                   Gary Mason


Dated:  August 21, 1997            _________________________
                                   John Stamm


Dated:  August 21, 1997            _________________________
                                   Jack Skidell


                                   Colin, Winthrop & Co., Inc.

Dated:  August 21, 1997            by: _________________________________________
                                       Jack Skidell, President, Sole Shareholder


                                   Shelter Rock Securities Corporation

Dated:  August 21, 1997            by: _________________________________________
                                       Jack Skidell, President

                                  SCHEDULE 13D

--------------------
CUSIP No. 912-33-000
--------------------



                                       E.C. Capital, Ltd


Dated:  August 21, 1997                by: ____________________________________
                                           David Stetson, Senior Vice-President

                                  SCHEDULE 13D


--------------------------------
CUSIP No. 912-33-000               Schedule A
--------------------------------



David Stetson

          On April 16, 1992, Mr. Stetson was fined $10,000 by the NASD for Violation of ARTICLE III, sections 1, 4, 18, 21(c) and 27. Mr. Stetson was required to requalify as a registered representative by examination. NASD Case Number NY-9005

          On August 1, 1995, an Order of Settlement was entered by the NASD. Without admitting or denying the allegations, Mr. Stetson consented that he had engaged in a scheme to defraud his employer. Mr. Stetson was barred from association with any NASD member in any principal capacity, was suspended from association with any NASD member in any capacity for six months, was fined $100,000 and required to requalify by examination in all capacities. NASD Complaint Number C10940061

          On December 27, 1995, Mr. Stetson's registration as a salesperson in the state of Illinois was revoked due to the entry of sanctions by the NASD in Complaint Number C10940061(above)
          Il DOCKET/CASE NO. 9500485

          On August 26, 1996, Mr. Stetson's application for salesperson registration in the state of Illinois was denied due to the entry of sanctions by the NASD in C10940061.
          IL DOCKET/CASE NO. 9600150

------------------------------------------------------------------------------

Gregory Small

     NASD Arbitrations

       Dismissed/Closed/Settled NASD Arbitrations

          Samuel E. and Mary Ellen Del Popolo v. Gregory Small (NASD Arb. No. 94- 03829): The Statement of Claim ("SOC") in this matter, which was filed on or about November 1, 1994, alleged unauthorized trading, omission of facts and account-related negligence, and requested $33,335.50 in compensatory damages.

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 912-33-000               Schedule A
--------------------------------

          Mr. Small denied and vigorously defended all allegations against him. An NASD panel of arbitrators heard this matter, and found no actionable wrongdoing, denied the relief requested in full and assessed costs against the claimants, without any NASD disciplinary action.

               Bernard J. Halligan v. The Stuart-James Company, Inc., Chatfield Dean & Co., Inc. and Greg Small: (NASD Arb. No. 90-03543): The SOC in this matter, which was filed on or about February 25, 1991, alleged unauthorized trading of common stock, and requested actual/compensatory damages of $3,803.00. Mr. Small denied and vigorously defended all allegations against him. An NASD panel of arbitrators heard this matter, and found no actionable wrongdoing, and denied the relief requested in full, without any NASD disciplinary action.

               Todd Braunfeld v. Stuart-James Co. Inc. and Gregory Small (NASD Arb. No 90- 03652) The SOC, filed on or about January 11, 1991, alleged unauthorized trading, and requested actual/compensatory damages of $5,000.00. Mr. Small denied and vigorously defended all allegations against him. An NASD panel of arbitrators heard this matter, and found no actionable wrongdoing, and denied the relief requested in full, without any NASD disciplinary action.

               Roland Pamm v. Gregory Small: (NASD Arb. No. 91-01891): The SOC herein, filed on or about July 2, 1991, alleged failure to execute, misrepresentation, account-related negligence and omission of facts. Mr. Small denied and vigorously defended all allegations against him, and Mr. Small CRD's record indicates that an award dated on or about March 25, 1992 was VACATED, and this matter was SETTLED, without deeming such settlement to be an admission of any wrongdoing, on or about August 5, 1992 for a sum of less than $10,000, without any NASD disciplinary action.

          NASD Arbitrations listed as "Pending"

               Chatfield & Dean & Co., Inc. v. Gregory Small (NASD Arb. No. 92-02182): There is nothing pending in this matter, and there was never any NASD disciplinary action brought as a result of this matter. The SOC in this matter was filed on or about June 17, 1992, alleging intentional interference with contract, defamation, common law conspiracy, civil theft and breach of contract, and sought damages between $100,000 and $500,000 including injunctive relief measures. In response thereto, Mr. Small vigorously denied all charges in this

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 912-33-000               Schedule A
--------------------------------

          matter, and stated his intention to vigorously defend all charges herein, as well as pursue any available remedies and counterclaims for misuse of the CRD system. It is believed that this matter was brought against Mr. Small by a former employer as a form of harassment against Mr. Small.

               Mr. Small's CRD record indicates that this matter "IS BEING MAINTAINED ON THE CRD SYSTEM FOR HISTORICAL PURPOSES ONLY", is "NON-DISCLOSABLE ON ANY CURRENT FORM", and is a "FIRM-RELATED MATTER WHICH IS NOT APPLICABLE TO ANY MATTER ON PG. 3 OF FORM U-4 AND DOES NOT REQUIRE DISCLOSURE". As such, this matter should therefore not be considered a "disciplinary action". The CRD record also indicates that this matter was previously pending before a court of law. The Court, however, declined to exercise jurisdiction over this matter, and instead, compelled the arbitration described in this part. That stayed court matter remains listed as a separate "occurrence" on Mr. Small's CRD record.

Informal Customer Complaints

Alfred Friedmark: This customer complaint was made on or about June 18, 1991, and alleged that an unauthorized trade occurred in his account, with no specific dollar amount specified. The trade in dispute was erroneously made, and was thus cancelled. Thus this matter has been settled and resolved, without any NASD disciplinary action.

PJ Rossi: This customer complaint was made on or about August 21, 1991. The customer claimed he was quoted a specific sale price for this stock, and requested that his account statement be corrected to reflect that price. The account statement was corrected to reflect that price and this matter was thus settled and resolved, without any NASD disciplinary action. Mr. Small's CRD record indicates that "THIS MATTER IS NON-DISCLOSABLE ON ANY CURRENT FORM" and "IS BEING MAINTAINED FOR HISTORICAL PURPOSES ONLY".

     It should be noted that although some updates on Mr. Small's CRD record identify this matter as a "customer complaint", more current updated entries on Mr. Small's CRD record do not identify this matter as a "customer complaint'.

Mark Perry: This customer complaint was made on or about September 3, 1991. The customer claimed unauthorized trading, with no specific damage amount specified. Mr. Small denied all such allegations against him, and stated in response thereto, inter alia, that Mr. Perry was fully aware of the transactions disputed, and only complained when the stock price decreased. This matter was later settled by Mr. Small's employer at that

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 912-33-000               Schedule A
--------------------------------

time, Chatfield Dean, without any NASD disciplinary action.

Rex Zollinger: This customer complaint was made on or about April 20, 1991. It was claimed that a sell order was not executed at a specific price. Mr. Small denied any wrongdoing, and disputed the claim that he received a sell order for a specific price. The client's sell orders was executed at the alleged requested price(s). This matter was settled by Mr. Small's then-employer to appease the client, without any NASD disciplinary action.

Dennis Woods: This customer complaint was made on or about February 8, 1991, and alleged unauthorized trades, without specifying any amount of alleged damages. Mr. Small disputed the allegations against him. However, to appease the client the trades in question were cancelled, and this matter was thus settled, without any NASD disciplinary action.

Peter Tournas: This customer complaint was made on or about February 4, 1991, and alleged misrepresentation. Mr. Small disputed the allegations of wrongdoing against him, stating that this complaint was only brought once the stock in question decreased in value. It is also believed that this complaint was frivolously brought at the prompting of another customer described below, Hans Schirmer, who also brought and dropped a meritless complaint against Mr. Small. Mr. Tournas dropped this complaint, and this matter is thus closed, without any NASD disciplinary action.

Hans Schirmer: This customer complaint was made on or about December 14, 1990, and alleged misrepresentation. Mr. Small denied all allegations of wrongdoing against him. Mr. Schirmer dropped this complaint, and this matter is thus closed, without any NASD disciplinary action.

Joel Savitch: This customer complaint was made on or about May 11, 1994, and alleged unauthorized trades, with no amount of alleged damages specified. Mr. Small denied all allegations of wrongdoing. However, to appease the client the trades in dispute were reversed, and this matter was thus settled, without any NASD disciplinary action.

Michael Gianforte: This customer complaint was made on or about February 14, 1991, and alleged that illegal price and profit projections were made on stock, with no alleged damages specified. Mr. Small denied any wrongdoing. However, it is believed that Mr. Small's employer at the time, Chatfield Dean, was anxious to settle this matter because Mr. Gianforte had also complained to the State of

Florida, and Chatfield Dean allegedly had its own concerns about further scrutiny from the State of Florida. The customer

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 912-33-000               Schedule A
--------------------------------

agreed to sell out his positions, and this matter was thus settled, without any NASD disciplinary action.

Edward Goldschmidt: This verbal customer complaint was made on or about September 4, 1991, alleging the unauthorized purchase of stock. Mr. Small fully denied conducting unauthorized trade alleged. As indicated by Mr. Small's CRD record, it is believed that this customer fully authorized the trade in dispute, and complained for the sole reason that his stock's value declined about four months after the trade was made. However, to appease the client, trades were "corrected", and matter was thus settled, without any NASD disciplinary action.

W.W. Wilkinson: This customer complaint was made on or about February 12, 1991, and alleged that Mr. Small misquoted stock transactions, with no specific amount of damages alleged. It is believed that this claim was frivolously instituted by this customer after he spoke with a broker who had left Mr. Small's then employer. Mr. Wilkinson's claim was denied, without any NASD disciplinary action.

Marlene McLeod: This customer complaint was made on or about March 12, 1991, and alleged that Mr. Small conducted unauthorized sales. In response thereto, Mr. Small denied any wrongdoing, noting that Ms. McLeod stated she brought this claim against him because she was upset with her previous broker at Mr. Small's then employer. The claim was denied, without any NASD disciplinary action.

Thomas English: This customer complaint was made on or about August 9, 1991, in which it was alleged that various trades were sold rather than being cancelled at the customer's request. Mr. English thus requested that such trades be "cancelled for tax purposes". Thus, the transactions in dispute were cancelled and this matter was thus closed, without any NASD disciplinary action.

Doris DiStephano: This customer complaint was made on or about December 7, 1994, and clams that the "mishandling" of the account in question occurred through alleged placement in unsuitable investments, and the unauthorized exercise of discretion in the account in question. Mr. Small denied any wrongdoing. Ms. DiStephano abandoned and did not pursue this complaint. No action was taken in response to these allegations, and this matter was thus closed, without any NASD disciplinary action.

Herman Berger: This customer complaint was made on or about August 1, 1995. Mr. Berger alleged that his account was "mishandled", which allegations Mr. Small vigorously denied. Mr. Berger filed this customer complaint with NASD
Regulation,

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 912-33-000               Schedule A
--------------------------------

District #10. It was then determined that no additional action was warranted on this matter. This matter was closed, without any NASD disciplinary action. Supposedly "Pending" Customer Complaints

All of the "pending" customer complaints involving Mr. Small listed in this section below are believed to be fabricated, or caused by his former employer Sovereign Equity Management Corp. as a tactic to delay registration of their departing broker as he left Sovereign's employ. None of the customer complaints listed below have resulted in any NASD awards or even arbitrations, nor in any NASD disciplinary actions, let alone sanctions against Mr. Small. His CRD records indicates that the matters listed below are "pending".

Gordon Vandervalk: This customer complaint was made on or about December 7, 1995, and alleges misrepresentations and failure to execute sell order. We believe that his matter was fabricated or caused by Sovereign Equities Management Corp. upon Mr. Small leaving its employ. Mr. Small has not had any dealings with Mr. Vandervalk for about one year, and it is thus assumed that this matter has been abandoned. This matter has not materialized into an arbitration nor an NASD compliance or disciplinary action.


Denial of Registration

In or about December 3, 1996, the State of Hawaii denied Mr. Small's application for registration as a securities salesman.

In or about April 9, 1996, the State of Georgia denied Mr. Small's application for registration as a securities salesman.


Other Matters:

Mr. Small was the subject of one, non-criminal, NASD "disciplinary action", namely, Complaint No. CO7920039 filed June 19, 1992 by District No. 7, in which a Decision and Order was issued on or about April 3, 1993 accepting Mr. Small's offer of settlement, pursuant to which he was censured and fined $10,000 for violation of Article III, Section I and 19(a) of the NASD's Rules of Fair Practice, and directed to requalify by examination as a General Securities Representative (Series 7) within 90 days of the date of decision. Mr. Small has complied with all provisions set forth in the Decision and Order, and has been fully requalified [by the NASD].

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 912-33-000               Schedule A
--------------------------------

Jeffrey Lefkowitz

   NASD Arbitrations

    Dismissed/Closed/Settled NASD Arbitrations

     James and Cheryl Miller v. Hanover Sterling & Company, Lid. & Jeffrey Lefkowitz (NASD Arb. No. 93-01063). The SOC in this matter was filed on or about June 1, 1993. An initial entry on Mr. Lefkowitz's CRD records suggests this SOC alleged "unauthorized trading and account-related errors, charges", however, a subsequent corrective entry on Mr. Lefkowitz's CRD indicates "per copy of Statement of Claim received, no 'unauthorized trading' was claimed", and that "therefore, this arbitration should be made non-disclosable". (emphasis added). It is worth noting that Mr. Lefkowitz's CRD also cites correspondence from Sovereign Equity Management's Operations Manager Angela Woel, confirming that no unauthorized trading was even alleged, and that the claimants in this arbitration were frustrated with the "administrative errors that have taken place" in their account. Mr. Lefkowitz vigorously denied and continues to deny all alleged wrongdoing. Mr. Lefkowitz's CRD indicates the status of this matter to be "closed, settled, other", without any NASD disciplinary action.


    NASD Arbitrations listed as "Pending"

     Lloyd Wood Jr. and Patsy Wood v. Sovereign Equity Management Corp, et al. (NASD Arb. No. 96-05196). The SOC in this matter was filed on or about December 16, 1996, and alleges failure to supervise and failure to execute. Claimant seeks actual/compensatory damages of $220,000. No compliance proceeding or disciplinary action has been brought, however, and, as to the financial relief sought, Mr. Lefkowitz denies any and all wrongdoing alleged herein, and intends to vigorously defend all claims.

     David Servais v. Sovereign Equity Management Corp. and Jeffrey Lefkowitz (NASD Arb. No. 96-03940). The SOC in this matter was filed on or about October 28, 1996, and alleges unauthorized trading, suitability, and omission of facts. Claimant seeks alleged actual/compensatory damages of $75,000, and punitive damages of $250,000. No compliance proceeding or disciplinary action has been brought, however, and, as to the financial relief sought, Mr. Lefkowitz denies any and all wrongdoing alleged herein, and intends to vigorously defend all claims.

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 912-33-000               Schedule A
--------------------------------

     Informal Customer Complaints

          Julian Klein: This customer complaint was instituted on or about October 26, 1994, alleging unauthorized trading, "promises of extended settlement of trades", and "not responding to customer concerns". Mr. Lefkowitz vigorously denied and continues to deny the wrongdoing alleged in this complaint. Nonetheless, to appease Mr. Klein, Mr. Klein's account was credited, and Mr. Lefkowitz was "cautioned". This matter was closed, without any NASD disciplinary action.

          Walter Rozwodewski: This customer complaint was instituted with the NASD Regulation District #10 on or about March 1, 1995, and alleges that Mr. Lefkowitz "lied to him in order to induce his participation in a particular investment". Mr. Lefkowitz vigorously denied and continues to deny the wrongdoing alleged in this complaint. Responses were submitted by Mr. Lefkowitz and his employer at that time, Sovereign Equity Management Corp. No action was taken in response to this complaint. This matter was thus closed, without any NASD disciplinary action.

          Gerald C. Marshall: This customer complaint was instituted on or about November 23, 1994, alleging unauthorized trading, failure to follow client instructions and fraud. Mr. Lefkowitz vigorously denied and continues to deny the wrongdoing alleged in this complaint. No wrongdoing was found, and this matter was thus closed, without any NASD disciplinary action.

          Susan and Evan Summer: This customer complaint was instituted on or about November 2, 1994, alleging unauthorized trading, misstatements of facts, and failure to act upon client complaints. Mr. Lefkowitz vigorously denied and continues to deny the wrongdoing alleged in this complaint. Nonetheless, the disputed transactions were cancelled, and Mr. Lefkowitz was "cautioned". This matter was thus closed, without any NASD disciplinary action.

          Ralph Bradley: This customer complaint was instituted on or about November 15, 1994, alleging that Mr. Lefkowitz made "false and misleading promissory statements" and ignored the customer's verbal and written complaints. Mr. Lefkowitz vigorously denied and continues to deny the wrongdoing alleged in this complaint. Nonetheless, the disputed transactions were cancelled, the customer was reimbursed, and

          Mr. Lefkowitz was charged for violations of firm policies and procedures. This matter was thus closed, without any NASD disciplinary action.

          Thomas Liles: This customer complaint was instituted on or about December 22,

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 912-33-000               Schedule A
--------------------------------

          1993, alleging that Mr. Lefkowitz made "false statements" and "traded without authorization". Mr. Lefkowitz vigorously denied and continues to deny the wrongdoing alleged in this complaint. Nonetheless, the transaction(s) in dispute were cancelled, and Mr. Lefkowitz was "cautioned". This matter was thus closed, without any NASD disciplinary action.


     Supposedly "Pending" Customer Complaints

     All of the "pending" customer complaints involving Mr. Lefkowitz listed in this section below are believed to be fabricated, or caused by his former employer Sovereign Equity Management Corp. as a tactic to delay registration of their departing broker as he left Sovereign's employ. None of the customer complaints listed below have resulted in any NASD awards or even arbitrations, nor in any NASD disciplinary actions, let alone sanctions against Mr. Lefkowitz. Their CRD records indicate that the matters listed below are "pending".


          Harold Neerenberg: This customer complaint was made on or about January 5, 1996, and alleges unauthorized transactions and failure to sell. Mr. Lefkowitz's CRD record indicates in more current entries that this matter was "initiated by...Sovereign Equity". All allegations of wrongdoing were, and continue to be, vigorously denied, and, in fact, it is believed that such allegations were fabricated, or caused by Mr. Lefkowitz's former employer Sovereign Equity Management Corp. in order to delay his registration as he left their employ. The status of this matter remains listed as "pending" on Mr. Lefkowitz's CRD record. This matter has not materialized into an arbitration nor an NASD compliance or disciplinary action.

          Gregory Pappas: This customer complaint was made on or about January 12, 1995, and alleges failure to execute sell orders. Mr. Lefkowitz's CRD record indicates in more current entries that this matter was also "initiated by .Sovereign Equity" on or about December 18, 1995. All allegations of wrongdoing were, and continue to be, vigorously denied, and, in fact, it is believed that such allegations were fabricated, or caused by Mr. Lefkowitz's former employer Sovereign Equity Management Corp. in order to delay his registration as he left their employ. The status of this matter remains listed as "pending"on Mr. Lefkowitz's CRD record. This matter has not materialized into an arbitration nor an NASD compliance or disciplinary action.

          Diane Brachken: This customer complaint was first made on or about December 14,

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 912-33-000               Schedule A
--------------------------------

          1995, and alleges improper use of margin. More current entries in Mr. Lefkowitz's CRD record indicate that this matter was also "initiated by...Sovereign Equity" on or about December 18, 1995. All allegations of wrongdoing were, and continue to be, vigorously denied and, in fact, it is believed that such allegations were fabricated, or caused by Mr. Lefkowitz's former employer Sovereign Equity Management Corp. in order to delay his registration as he left their employ. The status of this matter remains listed as "pending" on Mr. Lefkowitz's CRD record, but in more current entries indicating Sovereign Equity's involvement in instituting this matter, the status is listed as not being provided, and is thus inconclusive. This matter has not materialized into an arbitration nor an NASD compliance or disciplinary action.

          Eugene Monaco: This customer complaint was first made on or about December 12, 1995 and alleges that an unauthorized transaction took place in a customer account. More current entries in Mr. Lefkowitz's CRD record indicate that this matter was also "initiated by...Sovereign Equity" on or about December 18, 1995. All allegations of wrongdoing were, and continue to be, vigorously denied and, in fact, it is believed that such allegations were fabricated, or caused by Mr. Lefkowitz's former employer Sovereign Equity Management Corp. in order to delay his registration as he left their employ. The status of this matter remains listed as "pending" on Mr. Lefkowitz's CRD record. This matter has not materialized into an arbitration nor an NASD compliance or disciplinary action.

          Robert Urbach: This customer complaint was first made on or about December 12, 1995 and alleges that an unauthorized transaction took place in a customer account. More current entries in Mr. Lefkowitz's CRD record indicate that this matter was also "initiated by...Sovereign Equity" on or about December 18, 1995. All allegations of wrongdoing were, and continue to be, vigorously denied and, in fact, it is believed that such allegations were fabricated, or caused by Mr. Lefkowitz's former employer Sovereign Equity Management Corp. in order to delay his registration as he left their employ. The status of this matter remains listed as "pending" on Mr. Lefkowitz's CRD record. This matter has not materialized into an arbitration nor an NASD compliance or disciplinary action.

          David Servais: This customer complaint was first made on or about December 6, 1995 and alleges that an unauthorized transaction took place in a customer account. More current entries in Mr. Lefkowitz's CRD record indicate that this matter was also "initiated by...Sovereign Equity" on or about December 19, 1995. All allegations of wrongdoing were, and continue to be, vigorously denied and, in fact, it is believed that such allegations were fabricated, or caused by Mr. Lefkowitz's former employer

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 912-33-000               Schedule A
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          Sovereign Equity Management Corp. in order to delay his registration as he left their employ. The status of this matter remains listed as "pending" on Mr. Lefkowitz's CRD record. This matter has not materialized into an arbitration nor an NASD compliance or disciplinary action.

          Cleon Gilberg: This customer complaint was first made on or about December 5, 1995 and alleges that an unauthorized transaction took place in a customer account. In older entries of Mr. Lefkowitz's CRD record, this complaint was listed as "Closed" for the reason that the customer did not pursue the complaint, and Sovereign's stated belief that the customer pursued this complaint because he was not satisfied with the "significant decline in the subject security". More current entries in Mr. Lefkowitz's CRD record indicate that this matter was again "initiated by...Sovereign Equity" on or about December 18, 1995. All allegations of wrongdoing were, and continue to be, vigorously denied and, in fact, it is believed that such allegations were fabricated, or caused by Mr. Lefkowitz's former employer Sovereign Equity Management Corp. in order to delay his registration as he left their employ. The status of this matter remains listed as "pending" on more current entries of Mr. Lefkowitz's CRD record. This matter has not materialized into an arbitration nor an NASD compliance or disciplinary action.

Denial of Applications for Registration


In or about November 25, 1996, the State of Hawaii denied Mr. Lefkowitz's application for registration as a securities salesman.

In or about April 9, 1996, the State of Georgia denied Mr. Lefkowitz's application for registration as a securities salesman.


Other matters:

In or about November 20, 1995, Mr. Lefkowitz's former employer Sovereign Equity Management Corp. made a complaint against him, alleging that he was wrongly registered with two broker-dealers. This action was without merit because, as stated in Mr. Lefkowitz's CRD report, Mr. Lefkowitz had obtained the permission of the NASD in District 11, effective November 16, 1995, to duly register at Sovereign Equity Management Corp. and at E.C. Capital, with the condition that he do business with only one firm.

                                  SCHEDULE 13D

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CUSIP No. 912-33-000               Schedule B
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Jack D. Skidell and Colin, Winthrop & Co., Inc.

Mr. Skidell failed to comply with Schedule C, Part I, paragraph (1)(e) of the NASD's By- Laws in that Colin, Winthrop & Co., Inc. ("CW") violated its inventory limitation provision. Without admitting or denying the allegations, Mr. Skidell and CW consented to a finding that they violated Article III,
Section I of the NASD's Rules of Fair Practice and consented to a censure and a $1,500 fine. March 3, 1993. NASD, DBCC No. 10 Complaint No.: C10930034.

Mr. Skidell took the corrective measures of requiring a second principal of CW check the trading positions on an ongoing basis to ensure that CW does not repeat the oversight.

Mr. Skidell and CW consented to a censure and a $3,000 fine by the NASD as a result of Mr. Skidell's failure to supervise two customer accounts, October 25, 1995. NASD, DBCC No. 10 Complaint No.: C10950064.